Lantern Press Holdings, Inc.

ANNUAL REPORT

4225 2nd Ave. S
Seattle, WA 98134
(206) 971-8466
https://lanternpress.com/

This Annual Report is dated April 29, 2026.

BUSINESS

Lantern Press Holdings, Inc., a Washington Corporation, was incorporated on February 6, 2024. The Company previously operated as Lantern Press, LLC, a Washington Limited Liability Company incorporated on September 27, 2005. On February 6, 2024, Lantern Press Holdings, Inc. acquired all membership interests in Lantern Press LLC in exchange for shares of Lantern Press Holdings, Inc. Before Lantern Press LLC, the Company operated as Historic Northwest Images, LLC, a Washington Limited Liability Corporation incorporated on April 1, 2005.

The Lantern Press library of more than 74,350 images generates a massive catalog of 30,632,200 SKUs, driving revenue in multiple channels including retail, wholesale, and licensing for a total of $139 million to date. This library is constantly growing through customer requests for custom art and our proactive identification of market opportunities; we average over 6,000 new images per year.

These images are created by hand, with intention, and often in partnership with our customers. We believe our image library is a key point of differentiation from our competitors. We're able to scale the efforts of our creative team using efficient processes and innovative technology.

Lantern press sells to customers across various channels:

- Individual e-commerce customers can order a single Lantern Press product with their choice of tens of thousands of images.

- Small, independent retailers can merchandise their stores with products representing their specific area and audience, with a low minimum order quantity.

- Popular destinations and larger retailers have the volume to unlock our custom artwork program, enabling them to collaborate with us for statement imagery tailored to their location.

- Large, multi-door retailers can benefit from our custom and existing art library, as well as our capability for flexible order volume that scales to their needs.

Lantern Press artwork IP is owned by the Company.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 8,510,000
Use of proceeds: Issuance to Founder
Date: February 06, 2024
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Operating Results – 2025 Compared to 2024
Revenue
Revenue for fiscal year 2024 was $19,532,018 compared to $16,608,577 in fiscal year 2025.
Revenue decreased by $2,923,441 primarily due to the tariffs implemented by the U.S. in 2025 as well as the general geopolitical climate.
Cost of sales
Cost of Sales for fiscal year 2024 was $11,099,300 compared to $9,510,454 in fiscal year 2025.

Cost of Sales decreased by $1,588,747 in 2025 primarily due to lower revenue combined with lowering unit costs, gaining efficiencies in production labor processes, and improving our supply chain processes, partially offset by higher tariffs.

Gross margins

Gross margins for fiscal year 2024 were $8,432,718 compared to $7,098,024 in fiscal year 2025.

Gross Margin decreased by $1,334,694 primarily due to lower revenue and higher tariffs. This is partially offset by improvements in unit costs, gaining efficiencies in production labor, as well as improving shipping methodologies. Furthermore, we continue to focus on selling our highest-margin products.

Expenses

Expenses for fiscal year 2024 were $7,580,517 compared to $6,540,012 in fiscal year 2025.

Expenses in 2025 decreased by $1,040,505, primarily due to reduction of non-production positions.   These reductions reflect the company's continued focus on disciplined expense expense management, without compromising the ability to invest in the long-term growth of the company. The cost savings achieved position us to maintain margin strength and improve financial flexibility.

Historical results and cash flows

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because substantial cost saving measures and increased growth. Past cash was primarily generated through sales. Our goal is to continue growing the company's revenue by a minimum of 10%, while limiting expenses as we use free cash flow to leverage operational performance.

We seek to grow our revenue in three areas. First, growth in share in wallet of existing customers. As we develop additional artwork and product, we primarily focus on existing customers to build our mutual partnership. Second, we will seek additional retailers within our current verticals (National Parks, Resorts, Destinations, Gift Shops, and mid-market retailers). Third, we will expand into new markets such as Cruise, Boutiques, and General Gift. We are also makers of products that are Print on Demand (POD) which is highly sought after in the consumer space. We plan to scale our manufacturing to support new business development in white label manufacturing of puzzles, journals, coasters, stickers, and other core product lines to produce for other retailers. Lastly, we plan to expand our Licensing. With 74,500 images, we know we have an incredible amount of value in the artwork to license to non-competitive makers of products we don't produce and in markets that we are not currently in.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 175187.

Debt

Creditor: Revolving Credit Facility
Outstanding balance: $1,709,689.00
Interest rate: 12%

Material terms: The Company originally entered into a Revolving Credit Facility on February 15, 2019, and subsequently amended the agreement on May 26, 2022, whereby the lender from time to time, makes advances to the borrower. A/R allowable amount is the lesser of A/R Borrowing Base - eighty-five percent (85%) of the Net Face Amount of eligible accounts and the A/R Maximum Commitment - $1,750,000. Inventory Allowable Amount is the lesser of the Inventory Borrowing Base - twenty-five percent (25%) of the Eligible inventory and the Inventory Maximum Commitment - $400,000. The Company had outstanding balances of $1,061,141 and $892,388 as of December 31, 2022 and December 31, 2023, respectively.

Creditor: Lender
Outstanding balance: $301,800.00
Interest rate: 12.99%
Material terms: On July 22, 2023, the Company entered into a loan agreement with a loan amount of $464,000, payable in 12 months with 12.99% annual interest rate. The Company had an outstanding balance of $364,739 as of December 31, 2023. Accrued interest is $3,300 as of March 31, 2024.

Creditor: Lender
Outstanding balance: $400,000.00
Interest rate: 24%
Material terms: On September 05, 2023, the Company entered into a loan agreement with a loan amount of $400,000, payable in 36 months with 2% monthly interest rate.

Creditor: Revenue Purchase Agreement
Outstanding balance: $113,630.00
Interest rate: 0%
Material terms: On December 08, 2023, the Company entered into a Revenue Purchase Agreement with a loan amount of $250,000, for a purchased amount of $342,500, payable in a weekly frequency at an amount of $8,563. The debt balance is $237,499 and includes unamortized debt issue costs of $12,550 as of December 31, 2023.

Creditor: Lender
Outstanding balance: $278,578.00
Interest rate: 10%

Material terms: On December 15, 2023, the Company entered into a loan agreement totaling $278,578. The loan shall be due and demandable on December 20, 2026 with an interest rate of 10% per annum. The interest rate increases to 12% if one payment is missed, 15% if two payments are missed, and 18% if three payments are missed.

Creditor: Lender
Outstanding balance: $70,153.00
Interest rate: 12.7%
Material terms: On September 25, 2023, for value received, the Company promises to pay the principal sum of seventy thousand one hundred fifty-three and 13/100 dollars ($70,153), together with interest until maturity, at the rate of 12.70% per annum for a term of 36 months whereas first 3 months shall include interest payment only.

Creditor: Small Business Administration
Outstanding balance: $2,108,373.00
Interest rate: 3.75%
Material terms: On July 16, 2020, Small Business Administration authorized a loan or Loan Modification to Lantern Press, LLC in the amount of two million and 00/100 Dollars ($2,000,000). Installment payments, including principal and interest, of $9,899. Monthly, will begin twenty-four (24) months from the date of the Original Note. The balance of principal and interest will be payable Thirty (30) years from the date of the Original Note. Interest will accrue at the rate of 3.75% per annum. The effectivity of the note is on October 15, 2021. The Company had an outstanding loan of $2,000,000 as of December 31, 2023. Accrued interest is $108,373 as of March 31, 2024.

Creditor: Lender
Outstanding balance: $175,112.00
Interest rate: 0%
Material terms: On December 18, 2023, the Company entered into a second amendment to Lease agreement, where the landlord agrees to defer a portion of the deferred rent. Monthly installment of $2,824 of the deferred rent shall be payable on or before the first day of each calendar month beginning May 2024 until November 2025. The balance on this lease is $993,363, which includes $212,098 of deferred rent as of December 31, 2023.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Aaron Morris

 Aaron Morris's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Founder, CEO & Director
• Dates of Service: June 2005 — Present
• Responsibilities: Mr. Morris leads the company's overall vision and manages the executive team and technology.

Name: Jeffrey Del Rosario

 Jeffrey Del Rosario's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: VP, Finance and Principal Accounting Officer
• Dates of Service: February 2023 — Present
• Responsibilities: Mr. Del Rosario oversees the financial operations of Lantern Press.

Other business experience in the past three years:

• Employer: Savers, Inc.
Title: Assistant Controller
Dates of Service: September 2019 — August 2022
Responsibilities: Managed the accounting functions of the company.

Name: Lisa Lindley

 Lisa Lindley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Vice President Human Resources
• Dates of Service: June 2019 — Present
• Responsibilities: Mrs. Lindley owns the HR function for the Company. Mrs. Lindley currently works 24 hours per week for the Company.

Other business experience in the past three years:

• Employer: Swift HR Solutions
Title: Senior HR Consultant
Dates of Service: January 2016 — Present
Responsibilities: I support a very small client with HR - phone & email questions only.

Name: Justin Yeck

 Justin Yeck's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Vice President of Sales & Customer Success
• Dates of Service: April 2023 — Present
• Responsibilities: Mr. Yeck currently manages all Sales Managers/Field Representatives and the Customer Success Manager and team.

Other business experience in the past three years:

• Employer: Feizy Import & Export
Title: Vice President of Sales, Marketing & Product Development/Design
Dates of Service: July 2017 — August 2022
Responsibilities: In my previous role, I achieved impressive results, such as increasing sales by 148% during the pandemic, launching over 100 new collections and 500 designs, and boosting social media and email engagement by 200%. I also revamped the brand messaging, catalog production, and sales tools to optimize the cost and effectiveness of our marketing campaigns.

Name: Josephine Kimberling

Josephine Kimberling's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: VP of Creative
• Dates of Service: May 2019 — Present
• Responsibilities: As the VP of Creative, I conceptualize and implement artistic vision and craft organizational strategies that amplify revenue. Artfully balance sales and marketing demands with consumer needs to build brand clarity, and awareness, and drive engagement.

Other business experience in the past three years:

• Employer: FIGO Fabrics
Title: Licensing Artist
Dates of Service: May 2016 — Present
Responsibilities: I provide artwork that gets printed on fabric for the quilting industry.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Aaron Morris
Amount and nature of Beneficial ownership: 8,510,000
Percent of class: 100%

RELATED PARTY TRANSACTIONS

Name of Person: Aaron Morris
Relationship to Company: Director
Nature / amount of interest in the transaction: Promissory note for $743,111.
Material Terms: Promissory note for $743,111 including accrued interest of $40,756 with an interest rate of 8% and a maturity date of 9/30/2027.

Name of Person: Damon Morris
Relationship to Company: Family member
Nature / amount of interest in the transaction: Promissory note for $649,481.
Material Terms: Promissory note for $649,481 including accrued interest of $55,268 with an interest rate of 10% and a maturity date of 12/31/2025.

Name of Person: John Morris
Relationship to Company: Family member
Nature / amount of interest in the transaction: Promissory note for $283,901.
Material Terms: Promissory note for $283,901 with $83,901 in accrued interest, with an interest rate of 10.3% and a maturity date of 12/31/2025.

Name of Person: Michael Busch
Relationship to Company: Friend
Nature / amount of interest in the transaction: Promissory note for $100,000.
Material Terms: Promissory note for $100,000 with an interest rate of 12% and a maturity date of 7/1/2024.

Name of Person: Adam Harvey
Relationship to Company: Friend
Nature / amount of interest in the transaction: Promissory note for $50,000.
Material Terms: Promissory note for $50,000 with an interest rate of 14% and a maturity date of 9/30/2024.

OUR SECURITIES

The Company has authorized Common Stock.

Common Stock
• Authorized: 12,900,000
• Outstanding: 9,800,000
• Voting Rights: Please see voting rights of securities sold in this offering below.

• Material Rights: The total amount outstanding includes 1,290,000 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not

priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and

services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results.

We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Supply Chain Disruptions
Custom printing services rely heavily on a smooth supply chain to deliver raw materials to our manufacturing facility. Any disruptions, such as transportation issues, labor disputes, or natural disasters, can lead to delays in product delivery and customer dissatisfaction.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment.

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Lantern Press Holdings, Inc.

By /s/ *Aaron Morris*

Title:　Founder, CEO and Director

By /s/ *Aaron Morris*

Name: Aaron Morris
Title:　Founder, CEO and Director

By /s/ *Jeff Del Rosario*

Name: Jeff Del Rosario
Title:　VP, Finance and Principal Accounting Officer

Exhibit A
FINANCIAL STATEMENTS

Lantern Press Holdings, Inc.
(the "Company")
a Washington Corporation

Financial Statements (unaudited)

Years ended December 31, 2024 & 2025

Table of Contents

LANTERN PRESS HOLDINGS, INC. STATEMENT OF FINANCIAL POSITION	3
LANTERN PRESS HOLDINGS, INC STATEMENT OF OPERATIONS	5
LANTERN PRESS HOLDINGS, INC STATEMENT OF CASH FLOWS	6
LANTERN PRESS HOLDINGS, INC STATEMENT OF CHANGES IN MEMBER EQUITY	7
NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS	8
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	9
NOTE 3 – RELATED PARTY TRANSACTIONS	12
NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS	13
NOTE 5 – LIABILITIES AND DEBT	13
NOTE 6 – EQUITY	14
NOTE 7 – SUBSEQUENT EVENTS	15

LANTERN PRESS HOLDINGS, INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2025	**2024**
ASSETS		
Current Assets:		
Cash & cash equivalents	175,187	62,312
Accounts Receivable, net - Wholesale	642,982	934,559
Accounts Receivable - eCommerce	112,125	55,335
Inventory - Raw Materials	334,893	431,434
Inventory - Work in Progress	44,494	11,320
Inventory - Finished Goods	157,549	219,664
Prepayments	147,216	126,407
Other current assets	17,777	19,000
Total Current Assets	1,632,224	1,860,031
Non-Current Assets:		
Furnitures, equipments, & leasehold improvements - net	871,169	269,280
Intangible assets - net	984,663	1,192,599
Other Non-current assets	188,496	179,644
Total Non-Current Assets	2,044,327	1,641,523
TOTAL ASSETS	3,676,551	3,501,555
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	1,212,894	2,393,751
Payroll liabilities	302,300	304,210
Accrued Expenses	275,978	265,601
Short term debt	457,029	1,171,808
Current portion - Long term debt	852,206	228,760
Current Portion Related Party (Subordinated debt)	634,083	297,472
Other current liabilities	927,172	555,763
Total Current Liabilities	4,661,663	5,217,364
Non-Current Liabilities:		
Long term debt	3,131,942	2,393,751
Deferred Rent	-	304,210
Related Party (Subordinated debt)	1,947,632	265,601
Total Non-Current Liabilities	5,079,574	1,171,808
TOTAL LIABILITIES	9,741,236	9,837,019

EQUITY		
Capital Contribution	-	-
Capital Distribution	-	-
APIC	292,380	292,380
Retained Earnings	(6,357,065)	(6,627,844)
TOTAL EQUITY	(6,064,685)	(6,335,464)
TOTAL LIABILITIES AND EQUITY	3,676,551	3,501,555

LANTERN PRESS HOLDINGS, INC STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2025	**2024**
Revenues		
Net Sales	16,608,577	19,532,018
Cost of Goods Sold	9,510,554	11,099,300
Gross Profit	7,098,024	8,432,718
Operating Expenses		
General and Administrative expense	1,292,206	1,421,143
Advertising and Marketing expense	1,345,902	1,414,741
Payroll expense	3,901,904	4,744,633
Total Operating Expenses	**6,540,012**	**7,580,517**
Total Loss from Operations	**558,012**	**852,201**
Other Income/Expense		
Interest Expense	969,894	962,917
Other Income	(822,007)	(97,313)
Total Other Income/Expense	**147,887**	**865,605**
Earnings Before Income Taxes, Depreciation, and Amortization	**410,125**	**(13,404)**
Depreciation expense	139,346	214,861
Net Income (Loss)	**270,779**	**(228,265)**

LANTERN PRESS HOLDINGS, INC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2025	**2024**
OPERATING ACTIVITIES		
Net Income (Loss)	270,779	(228,265)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable, net - Wholesale	291,578	259,592
Accounts Receivable - eCommerce	(56,790)	(31,463)
Inventory - Raw Materials	96,541	85,298
Inventory - Work in Progress	(33,175)	7,233
Inventory - Finished Goods	62,115	251,251
Prepayments	(20,809)	44,771
Other current assets	1,223	(65,523)
Accounts Payable	(1,180,857)	(464,829)
Payroll liabilities	(1,910)	46,300
Accrued Expenses	10,378	(20,358)
Other current liabilities	371,409	159,994
Cost of Goods Sold	428,250	344,909
Depreciation expense	139,346	214,861
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	107,299	832,036
Net Cash provided by (used in) Operating Activities	378,078	603,771
INVESTING ACTIVITIES		
Furnitures, equipments, & leasehold improvements - net	(961,549)	-
Other Non-current assets	(8,852)	(79,385)
Net Cash provided by (used in) Investing Activities	(970,401)	(79,385)
FINANCING ACTIVITIES		
Short term debt	(714,779)	(85,319)
Current portion - Long term debt	623,446	57,776
Current Portion Related Party (Subordinated debt)	336,611	(77,722)
Long term debt	153,851	(618,420)
Deferred Rent	(84,987)	(127,111)
Related Party (Subordinated debt)	391,055	252,499
Net Cash provided by (used in) Financing Activities	705,197	(598,297)
Cash at the beginning of period	62,312	136,224
Net Cash increase (decrease) for period	112,875	(73,912)
Cash at end of period	175,187	62,312

LANTERN PRESS HOLDINGS, INC STATEMENT OF CHANGES IN MEMBER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Member's Capital		Member's	Retained earnings (Deficit)	APIC	Total Member's Equity
	Units	$ Amount	Drawings			
Beginning balance at 12/31/23	-	-	-	(5,556,904)	292,380	(5,264,524)
Accumulated Deficit Adjustment				(842,675)		(842,675)
Contribution	-	-	-	-	-	-
Distribution	-	-	-	-	-	-
Additional Paid In Capital					-	-
Net income (loss)	-	-	-	(228,265)	-	(228,265)
Ending balance at 12/31/24	-	-	-	(6,627,844)	292,380	(6,335,464)
Accumulated Deficit Adjustment		-	-	-	-	-
Contribution	-	-	-	-	-	-
Distribution	-	-	-	-	-	-
Additional Paid In Capital	-	-	-	-	-	-
Net income (loss)	-	-	-	270,778	-	270,778
Ending balance at 12/31/25	-	-	-	(6,357,066)	292,380	(6,064,686)

LANTERN PRESS HOLDINGS, INC
Notes to the Unaudited Financial Statements
December 31st, 2025
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Lantern Press Holdings, Inc., a Washington Corporation, was incorporated on February 6, 2024. The Company previously operated as Lantern Press, LLC, a Washington Limited Liability Company incorporated on September 27, 2005. On February 6, 2024, Lantern Press Holdings, Inc. acquired all membership interests in Lantern Press LLC in exchange for shares of Lantern Press Holdings, Inc. Before Lantern Press LLC, the Company operated as Historic Northwest Images, LLC, a Washington Limited Liability Corporation incorporated on April 1, 2005.

Lantern Press, LLC ("the Company") was formed in Washington on April 14th, 2005, Aaron Morris, as the original sole member, with an original name of Historic Northwest Images, LLC, which was subsequently changed to Lantern Press, LLC on September 26, 2005. The Company's principal business is internally developing digital images and printing them on a variety of mediums which are sold in wholesale and retail markets. The company's principal place of business is in Seattle, Washington.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern Consideration

The accompanying statement of financial position has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience seasonal losses, however, it expects to generate positive working capital.
3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to sustain revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results
4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and obtain capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

The financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $62,312 and $175,187 in cash and cash equivalents as of December 31, 2024, and December 31, 2025, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory consisted primarily of raw materials, work-in-progress and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2024 and December 31, 2025 consisted of the following: raw materials $431,434, $334,893; work-in-progress $11,320, $44,494; and finished goods $219,664, $157,549; respectively.

Prepayments

Prepayments pertain to the Company's payroll advance and prepaid expenses. Prepaid expenses are recorded at cost. The Company had prepayments of $126,407 and $147,216 as of December 31, 2024, and December 31, 2025, respectively.

Other Current Assets

Other current assets pertain to the Company's short-term security deposits, royalties and other receivables. Other current assets are recorded at cost. The Company had other current assets of $19,000 and $17,777 as of December 31, 2024, and December 31, 2025, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/25
Machines and Production Equipment	3-6	1,888,884	(1,043,449)	-	845,435
Custom Machinery	5	504,054	(501,297)	-	2,757
Office Furniture	5	280,392	(274,370)	-	6,023
Leasehold Improvements	3-7	119,622	(115,176)	-	4,446
Computers and Equipment	3	271,127	(258,619)	-	12,508
Grand Total		**3,064,080**	**(2,192,911)**	**-**	**871,169**

Intangible Assets

Capitalized Internal-Use Software Costs: The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years.

Right to Use Assets: The Company is required to follow the guidance of Accounting Standards Codification for the right to use assets in ASC Topic 842, titled "Leases." ASC 842 introduced significant changes to lease accounting, requiring lessees to recognize most leases on their balance sheets as right-of-use assets and lease liabilities. This standard applies to both lessees and lessors and provides guidance on how to recognize, measure, present, and disclose leases in financial statements.

A summary of the Company's Intangible assets is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/25
Software and Digital Images	3-10	883,522	(409,473)	-	474,049
Capital Lease	5	1,923,041	(1,412,428)	-	510,614
Grand Total		**2,806,564**	**(1,821,901)**	**-**	**984,663**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling printed digital images which are sold in wholesale and retail markets. The Company's payments are generally collected 30-60 days from the time of product shipment.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, which is when the significant risks and rewards of ownership have been transferred to the buyer and collectibility is reasonably assured.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2025, the Company had outstanding subordinated debt payable to the company owner and other related parties in the amount of $2,581,715. The balance is interest bearing ranging from 8% to 12% with long term maturity dates in 2026-2031. See details in Note 5.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company leases its office space under a 3-year operating lease requiring monthly payments. The current lease expires on March 31, 2029. The Company also leases various production equipment under 5-year capital leases requiring monthly payments. The leases expire in 2024-2030.

Summary of lease payments schedule.

Year	Office	Equipment (Capital Lease)	Total
2021	$745,115	$292,644	$1,037,759
2022	$767,468	$320,892	$1,088,360
2023	$788,521	$347,868	$1,136,389
2024	$812,177	$350,614	$1,162,791
2025	$708,577	$388,941	$1,097,518
2026	$851,697	$281,720	$1,133,418
2027	$881,507	$168,775	$1,050,282
2028	$912,360	$100,395	$1,012,755
2029	$236,073	$100,395	$336,468
2030	-	$36,339	$36,339

NOTE 5 – LIABILITIES AND DEBT

Short Term Debt
Note 1: The Company originally entered into a Revolving Credit Facility on February 15, 2019, and subsequently issued amendments with the most recent amendment on Feb 25, 2025, whereby the lender from time to time, makes advances to the borrower. A/R allowable amount is the lesser of A/R Borrowing Base - eighty-five percent (85%) of the Net Face Amount of eligible accounts and the A/R Maximum Commitment - $2,250,000. Inventory Allowable Amount is the lesser of the Inventory Borrowing Base - fifty percent (50%) of the Eligible inventory and the Inventory Maximum Commitment - $400,000. The Company had outstanding balances of $1,011,808 and $229,164 as of December 31, 2024 and December 31, 2025, respectively.

Related Party (Subordinated Debt):

Subordinated debt - During the year ended December 31st, 2025, the Company had outstanding subordinated debt payable to the company owner and other related parties in the amount of $2,581,715. The balance is an interest bearing ranging from 8% to 12% with long term maturity dates in 2024-2031. See Note 3 for additional information.

Long Term Debt:

On July 16, 2020, Small Business Administration authorized a loan or Loan Modification in the amount of two million and 00/100 Dollars ($2,000,000). Installment payments, including principal and interest, of $9,899. Monthly, will begin twenty-four (24) months from the date of the Original Note. The balance of principal and interest will be payable Thirty (30) years from the date of the Original Note. Interest will accrue at the rate of 3.75% per annum. The effectivity of the note is on October 15, 2021. The Company had an outstanding loan of $2,000,000 as of December 31, 2025.

5 Year Debt Maturities	
Year	Amount
2026	$1,486,289
2027	$645,268
2028	$466,731
2029	$196,795
2030	$98,884
Thereafter	$3,279,627
Total	$6,173,594

NOTE 6 – EQUITY

The Company is structured as a limited liability company, meaning that the financial responsibility of the Company's members regarding its financial commitments is restricted to the capital each member has invested in the Company. Aaron Morris, is the original sole member and owner of the company having 100% interest ownership.

Contributions. In exchange for its membership interest, the member made the contributions to the capital of the company. The member may make such further contributions as deemed necessary or appropriate for the operation of the Company and new Members may make such contributions as shall be required as part of their becoming Members.

Dissolution. The company shall be dissolved upon the election of a majority of the Members.

Termination. The managing member shall comply with all requirements of applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets. Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 29, 2026, the date these financial statements were available to be issued.

I, Aaron Morris, the Chief Executive Officer of Lantern Press Holdings, Inc., hereby certify that the financial statements of Lantern Press Holdings, Inc. and notes thereto for the periods ending 12/31/2024 and 12/31/2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2024, the amounts reported on our tax returns were total income of $16,747,981; taxable income of ($149,281) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 29th day of April 2026



_____

Founder, CEO and Director
April 29, 2026